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INVEST IN **FLOQSTA**

Social travel platform connecting like-minded people with Artificial Intelligence

floqsta.com Boston, MA

Technology | Notable Angel | Female Founder | Travel & Tourism | B2C

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

1. Highly scalable business model: forecasting 20 million users and $1 billion annual revenue by 2030

2. 200 million young people prioritize travel, but 1 in 4 trips are cancelled for

lack of companions

3. Our IP is unique proprietary AI-algorithms matching like-minded travelers into harmonious groups

4. Users love the App, call it a “revolutionary for solo travelers” and “best social travel concept”

5. First mover into a white space at the intersection of travel & matchmaking, elevating social travel

6. Tapping into $1 trillion leisure travel market for Gen Z and young millennials - vibrant and growing

7. Strong diverse founding team with decades of experience in travel, technology, AI, and social media

8. Backed by travel industry executives with $700,000 pre-seed round

Featured Investors



Hugh W. Jones
Syndicate Lead

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Invested $35,000

Travel industry veteran of 29 years, Mr. Jones was CEO/President of Travelocity among other execute roles, and serves on Boards of Travelport, Groupsize, GoGo. Operating experience in public markets, private equity, and venture capital/angel environments

"I invested in Floqsta as they are approaching travel in a unique way – leveraging social and AI technologies to create engagement, travel inspiration and ultimately travelling companions. Given my background leading Travelocity, I am familiar with the equation of customer value, acquisition, and retention. Creating inspiration at an early stage in travel planning should lower customer acquisition cost and expand opportunities to monetize through advertising, commissions, and premium features. I have known Dasha for 15 years and have worked with several team members. She is a smart, experienced business leader who possesses the drive to overcome the challenges inherent in an early-stage company. She has assembled a high-quality team with backgrounds in travel, technology and social media."



Aditya Gosh

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Travel industry veteran, Co-Founder & Board Director of Akasa Air, former CEO &

Board Member of IndiGo Airlines, Board Director of Fabindia, India's largest retail platform; Board Director & former CEO of OYO, Founder Homage, Investor, Philanthropist

"My investment in Floqsta was driven by its innovative solution to the fundamental...

See more investor reviews

Our Team



Dasha Kuksenko Co-founder and CEO

Visionary leader within Travel, Aviation and Travel Tech industries, with excellent execution skills and a record of delivering significant growth & international expansion. Extensive travel industry knowledge and wide processional networks.



Michael Huynh Co-founder and Head of Technology

Founder/CEO/CTO of digital platform providers to travel industry developing industry leading retail, merchandizing and eCommerce capabilities. Built product and engineering teams of 80+ staff from the ground up.



Alan Walker Chief Data Scientist, Head of AI

More than 30 years of data science & operational research experience in travel and social media, delivering innovative decision support projects for travel. Innovative technologies, structured & unstructured data, data science, AI/ML, architecture.



Gordon Locke Co-founder and Marketing Guru

An award-winning marketer in consumer brand & content marketing across technology, travel, financial, hospitality, and health/wellness verticals. Behavioral research and brand activation work with Gen Z and Millennial segments for travel brands.



Laura Kiernan Fractional CFO and Board Director

30+ years of experience crafting transformative investor relations and corporate strategies. Expertise in early-stage fundraising, crowdfunding, activist investor campaigns, new issuances for complex securities. Experienced Board Director.



Eugene Valuiskis Head of Product

Founder, product & technology head at multiple consumer start-ups and event platforms. Expertise in developing product roadmaps, leading development teams, consumer acquisition and conversion, community

engagement, AB tests and product hypotheses.

Be a catalyst with Floqsta: Pioneering the future of travel by connecting souls, not just destinations!


Floqsta
Matching like-minded people for travel
with Artificial Intelligence
Floqsta
Zion

1 in 4 trips are not taken due to lack of travel companions

Over **$160BN** lost in travel revenues

Young people view travel as a lifestyle but lack companions for frequent travel

Young people prioritize travel. Over 70% defining leisure travel as very important to their lifestyle and placing it at the pinnacle of their budget priorities.

Adult Gen Z and young millennials travel 28-35 days per year. Millennials are willing to spend $5,000 on a vacation, whilst an adult Gen Zers have a daily budget of $100 during their leisure trips, bringing their annual travel spend to $3,000-$4,000.

These young generations are traveling more than Gen Xers and baby boomers, and they are rapidly becoming the focus of the travel industry.

> *"Gen Zs aren't easing into the travel market — they are exploding into it" (CNBC).*


200M
young people prioritize travel
60%
would travel more often if they had viable travel companions
70%
report feeling lonely and disconnected
1/3
don't know how to make new friends

However, often young people don't have enough friends with similar interests to take that dream trip or to enjoy frequent travel:

- **55%** say they would not travel alone, **40%** have recently canceled a trip due to lack of companions.
- **60%** would travel more often if they had companions, aiming at extra **2.5 trips** per year.
- **55%** are keen to make new friends or meet a date through traveling.

There is a bigger problem behind these numbers and trends – loneliness.

Rising social travel wave is addressing the underlying issue of loneliness


42
Loneliness crisis among young generations

The travel industry has the opportunity to act as a matchmaker. Skift, a prominent travel news provider known for its focus on the future of travel,

has identified 'How travel can fix the world's loneliness crisis' as one of the major travel megatrends for 2024.

> *In the years ahead, AI will supercharge traveler connections, said Gary Morrison, the CEO of Hostelworld. Using deep learning, AI can potentially recommend to users the travelers they will have the most fun to hang out with or activities they will enjoy based on their trip dates, the destination choice and activity interests.*


Skift
MEGATRENDS 2024
Travel as a solution to world loneliness is a 2024 megatrend

Young generations, being digitally and travel native, seek inspiration and companions online – with 90% indicating that their travel plans and ideas are influenced by social media.

> *"40% don't have destination or dates when search but seek connections to physical communities and experiences" Airbnb data, 2021.*


50% of young people want to meet and travel with new friends frequently
75% plan their travel based on shared experiences
90% say their travel inspiration come from social networks

However, young travelers also recognize the importance of compatibility when traveling with strangers – 70% consider personality, travel style, and interests critical for an enjoyable trip.

Our survey of 3,000 target consumers found a significant overlap between social travel and online dating markets. We found strong evidence of a willingness to travel with online friends: 55% are eager to meet new friends online to travel together, and 50% consider it a great way to meet new friends or a date.


Young generations are as open to travel with online companions



People are searching for like-minded travel companions online. Young, digitally native consumers demand an effective app solution, similar to online dating, to meet this need.

Floqsta platform connects like-minded people and enables them to travel together



Floqsta
=
Travel match making App
+
Social matching algorithms
+
Curated travel content
I want to go hiking in New England in July..
let's create this adventure together!
find me travel companions
Floqsta
Zion

Floqsta's unique approach is to match people for travel **proactively and intelligently** using AI-enabled social matching algorithms:

- Connecting like-minded travelers into socially compatible groups ready to travel
- Creating trips collaboratively from curated contextual travel recommendations

App is fun to use, promotes collaborative planning and motivates users to travel




Swipe right
to unlock your floq
Discover
your floq
Meet
like-minded travelers
Create
your adventure
Plan
the trip
Travel
together

We have created a unique concept called a *floq* — a group of socially compatible and like-minded travelers matched with a travel opportunity. The platform creates *floqs* dynamically, intelligently and proactively

Users can review *floqs*, recommended travel companions and travel options, get to know each other, and collaborate on planning their unique travel adventure together.

Swipe right to join a *floq* and travel together!

Very enthusiastic feedback from early users


"I'm excited to find my 'floq' and take a trip to unwind, have fun, and, most importantly, enjoy my time traveling with others again"
Tommy
Outdoor photo artist, IG influencer, @alloutdoorsouls, 33K followers
"Revolutionary for solo travelers"
"Creativity off the charts"
"Best social travel app"
"It is like dating in a floq..."
"I can't wait to take my first trip!"
"It has already helped me find my perfect vacation match"
"Definitely will help me with trip inspo in the coming months!"
"I'm so excited to use this for my next trip to meet more fun and likeminded travel buddies!"
"Floqsta makes trip planning more fun because you can do it with others. Hope to see you out there!"
Jamie
Road trips enthusiast, IG influencer, @jamieroadtrips, 86K followers

Floqsta got an overwhelmingly positive response to the app launch. Floqsta has 4.5-star rating on AppStore, with users sharing positive experiences and praising the groundbreaking nature of the Floqsta concept: '**revolutionary**', 'best social travel app', '**unique**', 'super cool idea', and '**I am in love with it!**'.

'With Floqsta, I can find not just friends, but lifelong connections!' resonates so well with our mission of creating human connections through travel.

'It's already giving me loads of happiness!'

'Before I found this app, I struggled to meet others who were traveling to the same place at the same time as me, and it was even harder to find people who were also interested in the same things. Floqsta solves those problems.'

'This is a must-have for travelers and adventure seekers alike!'

Floqsta uniqueness stems from proprietary AI-enabled social matching algorithms

AI-enabled social matching algorithms



• Psychology
• Behavioural science
• Gamification
Meet the Floq
80% compatible
The Historian:
I am into discovery, exploration on our past, whether seeing ancient sites...
Lily Brown, 23
• NLP
• Machine learning
• Generative AI
• Floqsta Bot

The heart of Floqsta is its matching algorithms. We collaborate with behavioral science experts to enhance the algorithms, which are powered by **Machine Learning**. Over 100 explicit data points on users' interests and preferences, enhanced with **NLP**-enabled insights from platform interactions and trip learnings, are utilized to create harmonious groups.

With integration of **Generative AI**, our vibrant bot *Floxy* engages users and groups in fun and gamified ways, enabling collaboration and development of trust, while planning trips.

Safety commitment

Floqsta has a steadfast commitment to safety from inception, with robust features already in place to promote positive travel experiences. As we innovate, our focus remains on enhancing these capabilities, dedicating ourselves to the community's well-being. Upholding a culture of respect is paramount, and we actively foster an environment for kind and considerate interactions.



Trust and Safety framework
Profile validation, fake/abusive profile monitoring
Large, gender-balanced groups
Pre-travel interactions
"Buddy" system, women-only option
Travel partners vetting
Mobile and location services

First mover into a white space at the

intersection of travel and matchmaking


Broad purpose
Travel focus
Intelligent matching
Post & search
No matching
Dating apps
Social networks
Floqsta
Generic forums and social groups with travel channels
Social travel apps
Travel forums and communities
Travel planning apps
Group travel and tour operators
Proactive matching
Compatible companions
Collaborating groups

Floqsta is unique. We saw an opportunity and a white space at the crossroads of travel industry, dating and social platforms.

With significant and growing demand for social travel, there are many options for travelers to search through networks for companions or to join group trips. What makes Floqsta different is its ability to create **compatible traveling groups** and to make these recommendations proactively, akin to dating apps.

Dynamically forming harmonious social travel groups offers users both **choice and convenience**, while also fostering **network effects**.

Digital commerce and marketplaces for global travel industry are vast and growing


"A new golden age of travel"
Brian Chesky, Airbnb CEO
Global leisure travel: $6.3TN (8% CAGR)
$120BN
$30BN
$1BN
Floqsta
TAM
Commissions & advertising for global leisure travel
SAM
Market of 200M young people that prioritise travel
SOM
20M target users on the platform

TAM: Young consumers in global markets spend **$1 trillion** on travel experiences generating over **$120 billion** in online retail commissions and digital advertising.

SAM: We see an addressable market of **$30 billion** from 200 million adult Gen Z and young millennials.

SOM: With first mover advantage Floqsta targets **20 million users** on the platform, 10% of SAM volumes, generating **$1 billion** in revenues by 2030.

How we monetize: commissions and advertising from travel eco-system


Revenue streams:
Commissions, Advertising, Subscription
$ 600,00
$ 500,00
$ 400,00
$ 300,00
$ 200,00
$ 100,00
2022 2023 2024 2025 2026 2027 2028
Comissions Advertising Subscriptions
Note: forward-looking projections cannot be guaranteed
20 million target users
$40 average annual revenue per active platform user (ARPU)
$1 billion annual revenue by 2030

Floqsta's monetization model is based on (1) **commissions** from booking trips, tours, and activities; (2) digital **advertising** from the travel ecosystem; and (3) **subscriptions** for value-added user features. Diversified high-margin revenue streams enable scalability and flexibility as the company grows and evolves.

Floqsta assembles young enthusiastic groups ready for travel adventures. We present them with travel recommendations, contextually and early on. That brings value to our travel partners.

Floqsta is poised to generate trips and revenue during the next phase


Launched in US in Nov 2022
App Store
Consumer acquisition
150+ app downloads per day
100+ new users per day
50+ new IG followers per day
First "floq" trips planned starting Q1 2024
Consumer demand
50% eager to meet new travel companions
70% positive concept sentiment
Revenue partners
viator
tourradar
ExperienceFirst
WeVenture
Tours4fun
GET YOUR GUIDE

- Validated demand via target consumer surveys and actual results from the app launch.

- Received positive user feedback, concept's acceptance, and an input for the MVP plan.
- Formed travel partnerships and gathered early data on unit economics as a foundation for financial forecasts.
- Created AI hypotheses, models, and original ML algorithms.
- Developed a 'catching the fire' consumer acquisition and engagement approach.



2024 goals:
1. Demonstrate revenue traction
2. Complete MVP development
Grow user community 50,000 active users
Trips materialization 1,000 person-trips
Revenue generating $30,000 a month
By mid 2024
10 month runaway
$0.9M
50%
30%
17%
3%
Product & technology
Marketing & consumer acquisition
Management & operations
Legal, accounting, insurance

Our team is a great fit to the opportunity with decades of experience in travel, technology, AI and social media



Dasha Kuksenko
Co-founder and CEO
Michael Huynh
Co-founder and Head of Technology
Laura Kiernan
Fractional CFO and Board member
Gordon Locke
Co-founder and Marketing Guru
Alan Walker
Chief Data Scientist and Head of AI
Eugene Valuiskis
Head of Product and Development
Lucia Russu
UI/UX Design and User Experience Lead
Simon Elder
Travel Partners and Business Development
Marley Mehring
Community and Content Lead
Dmitrii Kuksenko
Brand, Socials and in-house marketing
Luba Kudin
Director of Business Operations
Emirates
ORACLE
accenture
Sabre
PACE
ORBITZ
ROSENBLUTH
American Airlines

Together we have over 100 years of key experience areas – travel, technology, AI, social media and marketing. We have done starts ups, built companies, scaled revenue, and led teams. We are a diverse, passionate, experienced team committed to our mission!



Our mission
Floqsta
You joined this Floq

Creating meaningful **human connections** in today's digital and isolated world, through social and travel experiences


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